KW 3/12/14

14046935

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2014
Washington DC
404

SEC FILE NUMBER
8-52643

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ultimus Fund Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 Pictoria Drive, Suite 450
(No. and Street)

Cincinnati	Ohio	45246
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert G. Dorsey (513) 587-3401 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Franz CPAs, Inc.
(Name – *if individual, state last, first, middle name*)

11180 Reed Hartman Highway, Suite 110	Cincinnati	Ohio	45242
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD 3/20/14

OATH OR AFFIRMATION

I, Robert G. Dorsey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ultimus Fund Distributors, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUE A PILCHER - NOTARY PUBLIC
COMM. EXP. OCTOBER 27, 2014
STATE OF OHIO

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FRANZ CPAs, Inc.

Certified Public Accountants

ULTIMUS FUND DISTRIBUTORS, LLC

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITOR'S REPORT

December 31, 2013

ULTIMUS FUND DISTRIBUTORS, LLC

Table of Contents

FRANZ CPAs, Inc.

Certified Public Accountants and Business Advisors

LARGE ENOUGH TO SERVE YOU, small enough to know you

11180 Reed Hartman Highway, Suite 110 • Cincinnati, Ohio 45242

(513) 489-4848 • FAX (513) 489-4856

www.franzcpas.com

INDEPENDENT AUDITOR'S REPORT

Member
Ultimus Fund Distributors, LLC

We have audited the accompanying financial statements of Ultimus Fund Distributors, LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatements, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatements of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ultimus Fund Distributors, LLC at December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

FRANZ CPAs, Inc.

February 12, 2014
Cincinnati, Ohio

ULTIMUS FUND DISTRIBUTORS, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2013

ASSETS

Current Assets	
Cash	$ 249,636
Receivable from customers	14,930
Prepaid registration fees	23,967
Total current assets	$ 288,533

LIABILITIES & MEMBER'S EQUITY

Current Liabilities	
Accounts payable	$ 110
Accrued commissions	-
Total current liabilities	110
Commitments and contingent liabilities	-
Member's Equity	288,423
Total liabilities and member's equity	$ 288,533

See independent auditor's report and notes to financial statements.

ULTIMUS FUND DISTRIBUTORS, LLC

STATEMENT OF INCOME (LOSS)
Year Ended December 31, 2013

Revenues:	
Distribution fees	$ 130,500
Underwriting fees	23,341
License fees	17,500
Total revenues	171,341
Expenses:	
Management fees - related party (Note C)	120,000
Registration fees	26,700
Commission reallowance	17,506
Professional fees	10,741
Total expenses	174,947
Net loss	$ (3,606)

See independent auditor's report and notes to financial statements.

ULTIMUS FUND DISTRIBUTORS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended December 31, 2013

Balance at December 31, 2012	$ 292,029
Net loss	(3,606)
Balance at December 31, 2013	$ 288,423

See independent auditor's report and notes to financial statements.

ULTIMUS FUND DISTRIBUTORS, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2013

Cash flows from operating activities:	
Net loss	$ (3,606)
Changes in operating assets and liabilities:	
Decrease in receivable from customers	2,942
Increase in prepaid registration fees	(1,477)
Increase in accounts payable	110
Decrease in accrued commissions	(12,464)
Total changes	(10,889)
Net cash used in operating activities	(14,495)
Cash at beginning of the year	264,131
Cash at end of the year	$ 249,636

See independent auditor's report and notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
Year Ended December 31, 2013

NOTE A - Organization and Nature of Business

Ultimus Fund Distributors, LLC (the "Company") is a broker-dealer registered with the Financial Industry Regulatory Authority (FINRA), and is subject to various rules and regulations promulgated by the Securities and Exchange Commission (SEC) pursuant to the Securities Exchange Act of 1934. The Company is an Ohio Limited Liability Company that is a wholly-owned subsidiary of Ultimus Fund Solutions, LLC (Member). The Company began operations on May 31, 2000 and received FINRA membership approval effective August 18, 2000.

The Member provides comprehensive mutual fund services, including organization, consulting, fund administration, fund accounting and pricing, transfer agency and shareholder services, to new and existing mutual fund groups. The Company serves as the principal underwriter for certain mutual fund groups that have contracted with the Member for the provision of mutual fund services.

NOTE B – Summary of Significant Accounting Policies

Basis of Presentation
Financial statement presentation follows accounting principles generally accepted in the United States of America as contained in the Accounting Standards Codification (ASC) issued by the Financial Accounting Standards Board. The financial statements of the Company have been prepared on the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Receivables from Customers
Accounts receivable are stated at their contractual outstanding balances and do not bear interest. Accounts receivable are stated at fair value, which reflect the amount management expects to collect from outstanding balances. Accounts are considered past due if any portion of an account has not been paid in full within the contractual terms of the account. The Company begins to assess its ability to collect receivable that are over 30 days past due and provides for an adequate allowance for doubtful accounts based on the Company's collection history, the financial stability and recent payment history of the customer, and other pertinent factors. Based on these criteria, no allowance for doubtful accounts has been provided at December 31, 2013 since the Company expects no material losses.

Underwriting and Distribution Fee Income
Underwriting income is earned on the sales of mutual fund shares where a commission is charged and paid to a third party broker/dealer. The income is recognized on actual sales of these mutual funds and accrued and recorded monthly on settled transactions. The Company contracts with mutual fund groups under a distribution agreement and generally charges a flat monthly fee of $500, although fees are subject to negotiation. Underwriting and distribution fees are billed and recognized as earned on a monthly basis over the term of the respective contracts.

NOTE B – Summary of Significant Accounting Policies (continued)

Income Taxes
The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. The Company's net income is allocated to the Member in accordance with regulations of the Company. The 2010 through 2012 tax years remain subject to examination and change by the Internal Revenue Service. Management does not believe that any reasonably possible changes will occur within the next twelve months that will have a material impact on the financial statements.

Registration Fee Expense
Registration fees are recorded at cost and expensed on a pro rata basis over the respective licensing period. The Company incurs fees for FINRA and various state licensing requirements.

Cost Reimbursement
Mutual fund groups or their sponsors reimburse the Company for costs associated with the licensing of individual representatives; including FINRA fees and CRD advertising which is the cost of reviewing and filing sales literature with FINRA. These costs represent flow-through items and are not reflected in the Company's financial statements.

Statement of Cash Flows
For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days. The Company places its cash reserves with high credit quality financial institutions. The Company maintains cash deposits in banks which from time to time exceed the federally insured deposit amount of $250,000. Management periodically assesses the financial condition of the institutions and believes that any potential credit loss is minimal.

NOTE C - Related Party Transactions

The Member assumes certain costs of the Company pursuant to a Cost Assumption Agreement originally dated June 20, 2000. The Agreement has been replaced most recently in January 2012. Specifically, the Company operates out of an office leased by the Member. In addition, employees and other resources of the Member support the Company's operations, such as certain administration and accounting services. The Company pays a $10,000 monthly management fee to the Member under the current Cost Assumption Agreement. The total management fee equaled $120,000 for the year ended December 31, 2013.

NOTE D - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes net capital requirements under the aggregate indebtedness method, which requires firms to maintain a minimum net capital level. At December 31, 2013, the Company had net capital of $249,526, which was $224,526 in excess of its required net capital of $25,000.

NOTE E – Subsequent Events

Subsequent events were evaluated for disclosure through February 12, 2014, which was the date the financial statements were available to be issued. No subsequent events occurred through this date that requires disclosure.

FRANZ CPAs, Inc.

Certified Public Accountants and Business Advisors

LARGE ENOUGH TO SERVE YOU, small enough to know you

11180 Reed Hartman Highway, Suite 110 • Cincinnati, Ohio 45242

(513) 489-4848 • FAX (513) 489-4856

www.franzcpas.com

Independent Auditor's Report on Supplemental Information Required by Rule 17a-5 of the Securities and Exchange Act of 1934

Member
Ultimus Fund Distributors, LLC

We have audited the financial statements of Ultimus Fund Distributors, LLC as of and for the year ended December 31, 2013, and have issued our report thereon dated February 12, 2014, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Pursuant to SEC Rule 15c3-1(a)(2)(v) (the Net Capital Rule), the Company is required to maintain a minimum net capital requirement of $25,000. No material differences exist between the computation reported on by the independent auditor (Schedule I) and the Company's unaudited filing of Part II or Part IIA of the FOCUS report.

The Company operates pursuant to SEC Rule 15c3-3(k)(2) (the Customer Protection rule), limiting business to the distribution of mutual funds, including mutual fund underwriter, sponsor, and retailer on a direct application basis (i.e., the Company does not hold customer funds or safekeep customer securities). The Company is exempt from Rule 15c3-3.

FRANZ CPAs, Inc.

February 12, 2014
Cincinnati, Ohio

Ultimus Fund Distributors, LLC

Schedule I

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
December 31, 2013

Computation of Net Capital

Total partner capital from Statement of Financial Condition	$ 288,423
Deduct partner capital not allowable for net capital	-
Total partner capital qualified for net capital	288,423
Add:	
Liabilities subordinated to claims of general creditors allowable in computation on net capital	-
Other (deductions) or allowable credits	-
Total capital and allowable subordinated borrowings	288,423
Deductions and/or charges:	
Total nonallowable assets from Statement of Financial Condition	(38,897)
Secured demand note deficiency	-
Commodity futures contracts and spot commodities - proprietary capital changes	-
Other deductions and/or charges	-
Other additions and/or credits	-
Net capital before haircuts on securities positions	249,526
Haircuts on securities	
Contractual securities commitments	-
Subordinated securities borrowings	-
Trading and investment securities:	
Exempted securities	-
Debt securities	-
Options	-
Other securities	-
Undue concentrations	-
Other	-
Net Capital	$ 249,526

See independent auditor's report on supplemental information.

Ultimus Fund Distributors, LLC

Schedule I

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
December 31, 2013

Computation of Aggregate Indebtedness

Total A.I. Liabilities from Statement of Financial Condition	$	110
Add:		
Drafts for immediate credit		-
Market value of securities borrowed for which no equivalent value is paid or credited		-
Other unrecorded amounts		-
Total aggregate indebtedness	$	110
Percentage of aggregate indebtedness to net capital		0%

Computation of Basic Net Capital Requirement

Minimum net capital required	$	7
Minimum dollar net capital requirement	$	25,000
Net capital requirement	$	25,000
Excess net capital	$	224,526
Excess net capital at 1000 percent	$	219,526

See independent auditor's report on supplemental information.

FRANZ CPAs, Inc.
Certified Public Accountants and Business Advisors

LARGE ENOUGH TO SERVE YOU, small enough to know you
11180 Reed Hartman Highway, Suite 110 • Cincinnati, Ohio 45242
(513) 489-4848 • FAX (513) 489-4856
www.franzcpas.com

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5(g)(1)

Member
Ultimus Fund Distributors, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Ultimus Fund Distributors, LLC (the "Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17A-5 (continued)

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

FRANZ CPAs, Inc.

February 12, 2014
Cincinnati, Ohio

FRANZ CPAs, Inc.

Certified Public Accountants and Business Advisors

LARGE ENOUGH TO SERVE YOU, small enough to know you

11180 Reed Hartman Highway, Suite 110 • Cincinnati, Ohio 45242

(513) 489-4848 • FAX (513) 489-4856

www.franzcpas.com

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's Exemption from SIPC Membership

Member
Ultimus Fund Distributors
Cincinnati, Ohio

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the entity's claim for exemption from the Securities Investor Protection Corporation (SIPC) membership for the year ended December 31, 2013, which were agreed to by Ultimus Fund Distributors, LLC (UFD) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and other specified parties in evaluating UFD's exemption from SIPC membership. UFD's management is responsible for evaluating its exemption from the SIPC. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Inspected Form SIPC-3, Certification of Exclusion from Membership, filed by Ultimus Fund Distributors, LLC for the year ended December 31, 2013 noting the form was signed and dated on January 2, 2013. No exceptions noted.
2. Verified that Ultimus Fund Distributors, LLC did not hold any funds for customers during the year ended December 31, 2013. No exceptions noted.
3. Confirmed that the sole business of Ultimus Fund Distributors, LLC as a broker-dealer consists exclusively of the distribution of shares of registered open-end investment companies or unit investments trust. No exceptions noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on exemption from SIPC membership. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than the specified party.

FRANZ CPAs, Inc.

February 4, 2014
Cincinnati, Ohio